*FOIA Confidential Treatment Request* Confidential Treatment Requested by Forty Seven, Inc. in connection with Registration Statement on Form S-1 filed on June 1, 2018

JOHN T. MCKENNA +1 650 843 5059 jmckenna@cooley.com

June 8, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549

Attn:	Ms. Suzanne Hayes, Assistant Director
Ms. Dorrie Yale, Attorney Advisor
Mr. Jacob Luxenburg, Staff Accountant

RE:	Forty Seven, Inc.
Registration Statement on Form S-1
Filed on June 1, 2018
File No. 333-225390

Ladies and Gentlemen:

On behalf of Forty Seven, Inc. (the “Company”), we are supplementally providing the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with information regarding the proposed price range of the shares of the Company’s common stock to be offered in the proposed initial public offering (the “IPO”) pursuant to the Company’s Registration Statement on Form S-1, (File No. 333-225390), filed with the Commission on June 1, 2018 and amended on June 7, 2018 (the “Registration Statement”). We are providing this letter in response to the comment below from the Staff received by letter dated April 20, 2018 (the “Comment Letter”) relating to the Registration Statement originally confidentially submitted on March 23, 2018.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at 650-843-5059 rather than rely on the U.S. mail for such notice.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission June 8, 2018 Page Two

For the convenience of the Staff, we have recited the prior comment from the Comment Letter from the Staff in italicized type and have followed the comment with the Company’s response.

8. Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation and beneficial conversion features.

IPO Price Range

The Company supplementally advises the Staff that the Company preliminarily estimates a price range of $[*] to $[*] per share (the “Price Range”) for its initial public offering, which does not take into account a reverse stock split of the Company’s capital stock (the “Reverse Stock Split”). The preliminary Price Range has been estimated based, in part, upon current market conditions, the Company’s financial condition and prospects and input received from the lead underwriters, including discussions that took place on June 6, 2018 between senior management of the Company and representatives of the underwriters. Prior to June 6, 2018, the Company and underwriters had not had specific discussions regarding the Price Range. In determining the Price Range, the underwriters focused on a number of valuation methodologies to triangulate valuation, including a discounted cash flow analysis and relevant trading multiples.

The Company will include a bona fide price range, which the Company currently expects to be a two-dollar range, and the size of the Reverse Stock Split in an amendment to the Registration Statement that would be filed shortly before the commencement of the Company’s road show. We are providing this information to you supplementally to facilitate your review process. The share numbers, exercise prices and fair values per share have not been adjusted in this letter to reflect the Reverse Stock Split.

Historical Fair Value Determination and Methodology

As stated in the Registration Statement, stock-based compensation expense related to stock options granted to employees is measured at the date of grant based on the fair value of the award. The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model for these purposes and describes and quantifies the significant assumptions used.

The Company’s Board of Directors (the “Board”) intended all options granted to be exercisable at a price per share equal to the per share fair value of the common stock underlying those options on the date of grant. The estimated fair value of the common stock underlying stock options was determined at each grant date by the Board and was supported by periodic independent third-party valuations. The valuations of common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation as described herein and on pages 71 and 72 of the Registration Statement. As discussed below, the methodology used by the Company and the third-party valuation firm to determine the fair value of the Company’s common stock included the Option Pricing Method (“OPM”) through September 30, 2017, and a hybrid of the probability weighted expected return

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission June 8, 2018 Page Three

method (“PWERM”) and OPM thereafter. The following table summarizes the valuation dates, methods and resulting valuations used for the accounting for share-based payment in 2017 and 2018:

Valuation Date	Valuation Method	Estimated Value per Share of Common Stock
December 31, 2016	OPM Back-solve	$0.63
September 30, 2017	OPM Back-solve	$0.68
February 1, 2018	Hybrid OPM PWERM	$1.13

The assumptions used in each valuation model to determine the fair value of the Company’s common stock as of the grant date of each option are based on numerous objective and subjective factors, combined with management judgment, including the following:

•	equity market conditions affecting comparable public companies, as reflected in comparable companies’ market multiples, initial public offering valuations and other metrics;

•	in the case of PWERM, the estimated likelihood of achieving a liquidity event for the shares of the Company’s common stock, such as an IPO or an acquisition of the Company, given prevailing market conditions and other contingencies affecting the probability or potential timing of such an event;

•	the terms of the preferred stock relative to the terms of the Company’s common stock; and

•	the fact that the options and the Company’s common stock are illiquid securities of a private company.

The Company’s most recent round of preferred stock financing was completed in October 2017, in which the Company issued and sold 58.8 million shares of the Company’s Series B preferred stock at a price per share of $1.2751. The Series B preferred stock financing was considered to be an arms-length transaction due to the material participation by new investors.

Determination of Estimated Value

OPM Back-solve Approach

The market approach attempts to value an asset or security by examining observable market values for similar assets or securities. As one application of the market approach, a valuation specialist may utilize observable valuations for transactions in the entity’s securities and use the back-solve method to solve for the implied equity value using the OPM. The basis for application of this method is transactions in equity securities of the enterprise with unrelated investors as an observable measure of fair value. The use of this valuation approach was based on the observed prices in the Series A-2 preferred stock financing and

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission June 8, 2018 Page Four

the Series B preferred stock financing. Both of these financings included material participation by new investors and are considered to be “arms-length” transactions. The third-party valuation firm and the Company utilized the OPM Back-solve approach on the valuation dates of December 31, 2016 and September 30, 2017. The OPM treats securities, including debt, common and preferred stock, as a series of call options on the enterprise’s value, with exercise prices based on the securities’ respective liquidation preferences and conversion values. Accordingly, the common and preferred stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the liquidation preferences are fulfilled, and considering the relevant rights of the preferred stock (e.g. participation) as well as the potential dilution from other outstanding securities such as options and warrants. The OPM was used to both determine the estimated value of the enterprise as a whole and to allocate the value to the outstanding securities.

Probability Weighted Expected Return Method

The PWERM values each class of equity based on an analysis of the range of potential future enterprise values of the company and the manner in which those values would accrue to the owners of the different classes of equity. This method involves estimating the overall value of the subject company under various liquidity event scenarios and allocating the value to the various share classes based on their respective claim on the proceeds as of the date of each event. These different scenarios typically include an initial public offering, an acquisition, or a liquidation of the business, each resulting in a different value. For each scenario, the future value of each share class is calculated and discounted to a present value. The results of each scenario are then probability weighted in order to arrive at an estimate of fair value for each share class as of a current date.

The PWERM is typically utilized when potential exit events, such as an initial public offering or an acquisition, can be well defined. As such, the PWERM can give more weight to the likely exit scenarios, as opposed to the normative distribution of outcomes in the OPM. For the valuation performed starting February 1, 2018, the Company equity value was allocated using a hybrid method incorporating both the OPM and the PWERM. The hybrid method applied the PWERM utilizing the probability of going public and the OPM was utilized in the remaining private scenario. The Company began using the hybrid model because it better assessed the near-term potential IPO scenario, while also factoring in the inherent uncertainty in outcomes if the Company is to remain private.

Illiquidity Discount

In determining the estimated fair value of the Company’s common stock on the date of grant, the Board also considered that the common stock is not freely tradeable in the public markets. The estimated fair value of the Company’s common stock at each grant date therefore reflects a discount for lack of marketability partially based on the anticipated likelihood and timing of a future liquidity event.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission June 8, 2018 Page Five

Summary of Equity Awards

Since January 2017, the Board has granted the following equity awards, with the share numbers and per share exercise prices and fair values not adjusted to reflect the Reverse Stock Split:

Grant Date	Number of Shares Underlying Stock Options Granted	Exercise Price Per Share	Estimated Fair Value Per Share on the Date of Grant	Fair Value Per Share For Financial Reporting Purposes
June 2017	4,000,000	$0.63	$0.63	$0.63
July 2017	320,000	0.63	0.63	0.63
August 2017	2,069,236	0.63	0.63	0.63
September 2017	221,000	0.63	0.63	0.63
November 2017	6,939,799	0.68	0.68	0.68
December 2017	59,728	0.68	0.68	0.68
January 2018	160,769	0.68	0.68	0.68
March 2018	720,000	1.13	1.13	1.13
April 2018	7,958,800	1.13	1.13	1.13
May 2018	1,072,823	1.13	1.13	1.13

In the absence of a public trading market, the Board, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the common stock as of the date of each option grant, including the factors discussed on pages 71 and 72 of the Registration Statement.

June, July, August and September 2017 Grants

In February and March 2017, the Company issued and sold an aggregate of 32,454,663 shares of its Series A-2 preferred stock at a purchase price of $1.2448132 per share for an aggregate purchase price of $40.4 million. The Company, with the assistance of a third-party valuation firm, performed a valuation of the Company’s common stock as of December 31, 2016 on a minority, non-marketable basis using the OPM back-solve method, solving for a total shareholders’ equity value that resulted in a Series A-2 preferred share price consistent with that achieved in the Company’s Series A-2 Preferred Stock financing. The risk free interest rate was determined to be 2.79%, based on the two year yield on U.S. Treasury bonds as of the valuation date; and the equity volatility rate was determined to be 71% based on the median volatility rate of certain comparable public companies. Based on the above, the analysis resulted in an equity value of approximately $155 million on a minority marketable basis. The valuation then considered the senior rights, preferences and privileges of the holders of the Company’s preferred

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission June 8, 2018 Page Six

stock over the holders of the Company’s common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and liquidation payments in preference to holders of common stock in the event of a liquidation. A discount for lack of marketability of 40%, was then applied to the common stock resulting in a fair value of $0.63 per share (the “December 2016 Valuation”).

In June 2017, the Board granted options to purchase 4,000,000 shares of common stock with an exercise price of $0.63 per share. In determining the fair value of the Company’s common stock for the June 2017 grants, the Board considered the December 2016 Valuation, relevant business conditions, clinical updates and management’s expectation that an IPO was unlikely to occur before 2018.

In July 2017, the Board granted options to purchase 320,000 shares of common stock with an exercise price of $0.63 per share. In determining the fair value of the Company’s common stock for the July 2017 grants, the Board considered the December 2016 Valuation, relevant business conditions, clinical updates, management’s expectation that an IPO was unlikely to occur before 2018 and the absence of any changes that would materially impact the Company’s equity value since the time of the December 2016 Valuation.

In August 2017, the Board granted options to purchase 2,069,236 shares of common stock with an exercise price of $0.63 per share. In determining the fair value of the Company’s common stock for the August 2017 grants, the Board considered the December 2016 Valuation, relevant business conditions, clinical updates, management’s expectation that an IPO was unlikely to occur before mid-2018 and the absence of any changes that would materially impact the Company’s equity value since the time of the December 2016 Valuation.

In September 2017, the Board granted options to purchase 221,000 shares of common stock with an exercise price of $0.63 per share. In determining the fair value of the Company’s common stock for the September 2017 grants, the Board considered the December 2016 Valuation, relevant business conditions, clinical updates, management’s expectation that an IPO was unlikely to occur before mid-2018, the need to raise capital in the private markets, and the absence of any changes that would materially impact the Company’s equity value since the time of the December 2016 Valuation.

November and December 2017 and January 2018 Grants

In October 2017, the Company issued and sold an aggregate of 58,818,912 shares of its Series B preferred stock at a purchase price of $1.2751 per share for an aggregate purchase price of approximately $75.0 million. Following this financing, the Company, with the assistance of a third-party valuation firm, performed a valuation of the Company’s common stock as of September 30, 2017 on a minority, non-marketable basis using the OPM back-solve method, solving for a total shareholders’ equity value that resulted in a Series B preferred share price consistent with that achieved in the Series B Preferred Stock financing. The risk free interest rate was determined to be 1.35%, based on the interpolated yield of one and two year U.S. Treasury bonds as of the valuation date; and the equity volatility rate was determined to be 65.9% based on the median volatility rate of certain comparable public companies. Based on the above, the analysis resulted in an equity value of approximately $247 million on a minority marketable basis. The valuation then considered the senior rights, preferences and privileges of the holders of the Company’s preferred stock over the holders of the Company’s common stock,

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission June 8, 2018 Page Seven

including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and liquidation payments in preference to holders of common stock in the event of a liquidation. A discount for lack of marketability of 35%, was then applied to the common stock resulting in a fair value of $0.68 per share (the “September 2017 Valuation”).

In November 2017, the Board granted options to purchase 6,939,799 shares of common stock with an exercise price of $0.68 per share. In determining the fair value of the Company’s common stock for the November 2017 grants, the Board considered the September 2017 Valuation, relevant business conditions and clinical updates. At this point, the Company had not formally begun the process of mandating an underwriter to proceed with the IPO process.

In December 2017, the Board granted options to purchase 59,728 shares of common stock with an exercise price of $0.68 per share. In determining the fair value of the Company’s common stock for the December 2017 grants, the Board considered the September 2017 Valuation, relevant business conditions, the entrance into a master clinical trial collaboration agreement with Genentech, updates and the absence of any changes that would materially impact the Company’s equity value since the time of the September 2017 Valuation. In November 2017, the Company was awarded a second research grant from California Institute of Regenerative Medicine to support its clinical trial for the treatment of acute myeloid leukemia. At this point, the Company had not formally begun the process of mandating an underwriter to proceed with the IPO process.

In January 2018, the Board granted options to purchase 160,769 shares of common stock with an exercise price of $0.68 per share. In determining the fair value of the Company’s common stock for the January 2018 grants, the Board considered the September 2017 Valuation, relevant business conditions, clinical updates and the absence of any changes that would materially impact the Company’s equity value since the time of the September 2017 Valuation. In January 2018, the Company announced collaboration agreements with Merck and Genentech. At this point, the Company had still not formally begun the process of mandating an underwriter to proceed with the IPO process.

March, April and May 2018 Grants

In February 2018, the Company initiated discussions with certain investment banks to act as an underwriter and began the IPO process. The Company, with the assistance of a third-party valuation firm, performed a valuation of the Company’s common stock as of February 1, 2018 on a minority, non-marketable basis using the hybrid method of PWERM and OPM. Given that the Company had determined to move forward with its IPO sooner than previously expected, the analysis applied a weighting of: (i) 40% to an IPO in the first half of 2018 and (ii) 60% to remaining private with a potential liquidity event in 1.5 years. The fair value of the Company’s common stock assuming an IPO closing on or about June 30, 2018 was determined using PWERM based on an assumed pre-money valuation of $325 million and subject to a 10% discount for lack of marketability, which discount was determined using the Finnerty and Protective Put Models assuming a holding period of 0.42 years, a risk-free rate, semi-annual compound yield, of 1.48%, a dividend yield of 0% and estimated leveraged share class volatility of 64.2% and a weighted average cost of capital of 14.7%, resulting in a price of $1.47 per share on a minority marketable basis assuming an IPO. The fair value of the Company’s common stock assuming no IPO, was determined using an OPM analysis. In that regard, the risk free interest rate was determined to be 1.83%, based on the interpolated yield of one and two year U.S. Treasury bonds as of the valuation

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission June 8, 2018 Page Eight

date; and the equity volatility rate was determined to be 66.5% based on the median volatility rate of certain comparable public companies. Based on the above, the analysis resulted in an equity value of approximately $1.38 per share, or $270.0 million in the aggregate, on a minority marketable basis. The valuation then considered the senior rights, preferences and privileges of the holders of the Company’s preferred stock over the holders of the Company’s common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and liquidation payments in preference to holders of common stock in the event of a liquidation. A discount for lack of marketability of 35%, was then applied to the common stock resulting in a price of $0.90 per share assuming no IPO. The two prices were weighted and combined for a fair value per share of $1.13 (the “February 2018 Valuation”).

The main reason for the increase in the value of the common stock from $0.68 per share in the September 2017 Valuation to $1.13 per share in the February 2018 Valuation is due to the incorporation of the IPO scenario on the hybrid PWERM OPM valuation model. The increasing probability of an IPO leads to a near term liquidity event for the common stockholders. The shorter time to a liquidity event reduces the discount for lack of marketability. Also, an IPO would also lead to the preferred stock converting into common stock which would result in the preferred stock forfeiting its liquidation preferences, thereby shifting more of the enterprise value to the common stockholders.

In March 2018, the Board granted options to purchase 720,000 shares of common stock with an exercise price of $1.13 per share. In determining the fair value of the Company’s common stock for the March 2018 grants, the Board considered the February 2018 Valuation, relevant business conditions, clinical updates, the addition of Kristine M. Ball to the Board of Directors, the Company’s continued progress toward an IPO and the absence of any changes that would materially impact the Company’s equity value since the time of the February 2018 Valuation.

In April 2018, the Board granted options to purchase 7,958,800 shares of common stock with an exercise price of $1.13 per share. In determining the fair value of the Company’s common stock for the April 2018 grants, the Board considered the February 2018 Valuation, relevant business conditions, the appointment of Ann Rhoads as Chief Financial Officer, the addition of Ian T. Clark, former CEO of Genentech, to the Board, clinical updates and the Company’s continued progress toward an IPO, including the submission of the Registration Statement on a confidential basis in March 2018, and the absence of any changes that would materially impact the Company’s equity value since the time of the February 2018 Valuation.

In May 2018, the Board granted options to purchase 1,072,823 shares of common stock with an exercise price of $1.13 per share. In determining the fair value of the Company’s common stock for the May 2018 grants, the Board considered the February 2018 Valuation, relevant business conditions, clinical updates, initiation of checkpoint inhibitor combination trials, the Company’s continued progress toward an IPO, including the submission of the first amendment to the Registration Statement on a confidential basis in April 2018, and the absence of any changes that would materially impact the Company’s equity value since the time of the February 2018 Valuation.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission June 8, 2018 Page Nine

Summary

The Company believes the following factors explain the difference between the fair value of the Company’s common stock on the date of grant and the Price Range.

•	The Price Range represents a future price for shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of all of the option grant dates described above represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following an IPO. This illiquidity also accounts for a substantial difference between the estimated fair values of the common stock through the May 2018 grants and the Price Range. The Company respectfully submits that the discount for lack of marketability of 10% to 40% utilized since January 2017 is reasonable and appropriate given the Company’s growth and the prospects for an IPO.

•	The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and liquidation payments in preference to holders of common stock, as well as the right to participate with the holders of common stock in all remaining proceeds (after the payment of all liquidation preferences) in the event of a liquidation. The Price Range described assumes the conversion, on a share for share basis, of all of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation.

•	The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity and debt markets and provide a “currency” of publicly tradeable securities to enable the Company to make strategic acquisitions as the Board may deem appropriate, providing enhanced operational flexibility.

•	The Company did not have an organizational meeting with investment bankers until February 2018 and, until shortly before that time, expected that the earliest point at which it could pursue an IPO to be June 2018.

•	Subsequent to the most recent grant, in May 2018, the U.S. Food and Drug Administration granted the Company Fast Track status for 5F9 as a treatment for diffuse large B cell lymphoma and follicular lymphoma.

•	In June 2018, the Company presented its most recent results at the 2018 annual meeting of the American Society of Clinical Oncology (ASCO) and the 23rd Congress of the European Hematology Association (EHA), including evidence of clinical activity and tolerability of 5F9 in its Phase 1b/2 trial for the treatment of Non-Hodgkin’s lymphoma and its Phase 1 trials for the treatment of solid tumor indications.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission June 8, 2018 Page Ten

Based on the above analysis, the Company respectfully submits that the determination of the fair value of its common stock for financial reporting purposes is appropriate.

*        *        *

Please contact me at (650) 843-5059 with any questions or further comments regarding the Price Range and the information discussed in this letter.

Sincerely,

/s/ John T. McKenna

John T. McKenna

cc:	Mark A. McCamish, M.D., Ph.D., Forty Seven, Inc.

Eric C. Jensen, Cooley LLP

Sarah K. Solum, Davis Polk & Wardwell LLP

Bruce K. Dallas, Davis Polk & Wardwell LLP

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com